Exhibit 15.04

CONTRACT OF EMPLOYMENT BETWEEN

BRITISH ENERGY PLC

10 LOCHSIDE PLACE, EDINBURGH, EH12 9DF

(For the purposes of this Contract, “the Employer” means

British Energy plc)

AND

Name:	Sally Smedley

Address:	Willowbrook House,
Manor View,
Sibson,
Nuneaton.
CV13 6LF

1.	TITLE AND DUTIES

During the continuance of your employment hereunder:-

(a)	You will be employed by the Employer as Director of Human Resources based in Edinburgh from 8th February, 1999. You will be expected to buy or occupy a residence within reasonable travelling distance of Edinburgh. The Employer reserves the right to transfer and appoint you from time to time to any location reasonably required by the Employer.

(b)	You will exercise such powers and perform such duties in relation to the business of the Employer or any associated Company as the Employer may from time to time give or assign to you and you shall comply with all reasonable orders and directions given to you by the Employer.

(c)	You will (unless prevented by ill health or accident and except during holidays permitted by this contract) devote the whole of your time, attention and abilities to carrying out your duties hereunder.

(d)	You will carry out your duties in a proper and efficient manner and will, faithfully and diligently, serve the Employer and will use your best endeavours to promote the interests and maintain and promote the reputation of the Employer and of any associated Company.

2.	OTHER EMPLOYMENT

During the continuance of your employment hereunder, you will not (unless otherwise agreed in writing with the Employer) undertake any other business or profession or be or become an employee or agent of any other company, firm or person or assist or have any financial interest in any other business or profession, but nothing in this paragraph shall preclude you from acquiring or holding by way of bona fide investment only, shares or other securities of any company which are quoted on any recognised Stock Exchange, subject always to the Employer’s model share code for its own senior employees, unless the Employer shall require you not to do so in any particular case on the ground that such a company is or may be carrying on a business competing or tending to compete with the business of the Employer.

For the avoidance of doubt, the employer consents to your continuing as a Non-Executive Director of Cornwell Parker plc., and to your retaining your remuneration therefor, provided that any increase over the current level of commitment to that Company’s business shall be met by your taking holiday from the Employer and where your duties and obligations conflict in terms of time or business interest, you will always give priority to your duties and obligations to the Employer.

3.	HOURS OF WORK

Your normal hours of work will be 37 per week between such starting and stopping times as may be the normal office hours determined for your appointed location from time to time. However you will be expected to work such additional hours as the duties of your post may require without any additional remuneration.

4.	TRAVEL

Although based in Edinburgh, you will be required to travel extensively, within the United Kingdom and throughout the world.

5.	TERM OF EMPLOYMENT

Subject to the further provisions of this contract your employment will be from a date to be determined until terminated thereafter either by the Company giving twelve months notice in writing or by you giving six months notice in writing. Unless otherwise terminated or extended your employment will automatically terminate on the day preceding your 63 birthday, being your normal retirement date.

6.	PAY AND BENEFITS

(a)	Your initial salary will be at the rate of £132,500 per annum, payable by equal monthly instalments in arrears on or about the 24th of each month, and shall be deemed to accrue from day to day. Your salary will be reviewed from time to time at the discretion of the Company. Such salary shall be inclusive of any other sums which you may be entitled to receive as fees or other remuneration associated with your employment and to give effect to this you shall pay over or procure to be paid over to the Employer all such fees or other remuneration received by you.

(b)	You will, at the Company’s discretion, be able to participate in the British Energy Share Option Schemes. Share Options will be granted in accordance with the rules of the respective schemes.

(c)	You will be entitled to participate in the Employer’s Performance Related Pay Scheme for certain senior staff on such terms and conditions as the Employer may from time to time determine. The maximum potential performance bonus payable to you is 40% of annual salary.

(d)	Pension Scheme

You will be entitled to participate in the employer’s Pension Scheme (Scottish Nuclear Pension Scheme) on the standard terms for staff. In addition, the Company will put in place special arrangements so that, taking into account the Pension Scheme and special arrangements, your pension will accrue at a rate of 1/45th of base salary (which term excludes bonus, benefits in kind, share option schemes and the like), for each completed year of service. Above the level of the pensions cap, the Company may meet its obligations by an Unapproved Unfunded Retirement Scheme if it so wishes.

(e)	Car

You will be entitled to participate in the Car Ownership Scheme provided by British Energy Finance Limited or its successors from time to time. Participants will at all times comply with the rules of the Car Ownership Scheme. If you decide not to participate, the Company will provide a cash alternative to the car. At the Company’s discretion, you may qualify for an interest-free loan to assist with car provision or otherwise. You will be entitled to free petrol for all private and business mileage undertaken using your company car.

(f)	Private Healthcare

Provided, and for so long as you are able to comply on standard terms and premiums with the rules of the Scottish Health Plan or Private Patients Plan or any alternative private health scheme which the Employer may negotiate from time to time, you and your dependants will be entitled to received free cover thereunder.

(g)	Telephone Allowance

You will be entitled to a telephone allowance (as specified by the Employer from time to time), which provides for the reimbursement of rental and business calls.

(h)	Sick Pay

Subject to paragraph 10 below you will be entitled to be paid during any period of absence due to sickness or injury for a period of up to six months at full salary and a further six months at half salary, subject also to the undernoted conditions.

•	Sickness allowance will be calculated on the first day of each period of sickness and by deducting any allowance utilised within the previous 12 months. In the event of you exhausting your Sickness Allowance, an uninterrupted period of six months at work must elapse before there is any renewed entitlement to full salary.

•	Should you be unable to report for duty as a result of illness you must provide notification at the earliest opportunity and in accordance with any local administrative arrangements indicating, where possible, the expected duration of the illness. For illnesses lasting up to 7 calendar days, a sickness absence certificate should be completed upon return to work and submitted. If the illness continues beyond 7 calendar days then a medical certificate must be submitted as soon as possible. Medical certificates must then continue to be submitted at 7 day intervals, unless directed otherwise, whilst the absence continues.

•	Any allowance paid by the Company will be subject to the proviso that the combined total of such an allowance and any statutory sick pay shall not exceed the equivalent of your full salary. (A married woman who has chosen not to pay full National Insurance contributions will be regarded as a full contributor when calculating the amount of any such deductions).

•	The Company may, at its discretion and taking account of individual circumstances, extend payment of either full or half salary where the allowance set out above has been exhausted.

•	Should you be absent as the result of an accident you will not be eligible to receive a sickness allowance if, in the opinion of the Company, an action for damages would lie against a third party. In such an event, the Company may, taking account of individual circumstances, decide to advance to you an amount not exceeding the allowance you would be eligible to receive under the sick pay scheme. This will be subject to you agreeing to refund this amount to the Company in full or in part in line with the proportion represented by any damages received. Where a full or partial refund is made, the corresponding period of absence shall not be recorded for the purposes of the sick pay scheme.

•	The Company may require you to attend an examination by a medical practitioner nominated and paid for by the Company. Refusal to attend a medical examination could lead to the suspension of sick pay.

•	The Company, based on advice from the Chief Medical Officer following consultation with your medical practitioner, retains the right to require you to undertake suitable alternative duties as an alternative to payment of sick allowance.

•	If the Company has reason to believe that you have acted in a manner prejudicial to your recovery or have failed to observe the conditions relating to payment of a sickness allowance or where you have contributed to the absence or where there is negligence on your part or where you have refused alternative duties, then your sickness allowance may be withheld until investigations into the matter are completed. You will be told that investigations are being made and will have a right to make representations to the Company before any decision to suspend the sickness allowance is made.

•	Where you have received medical advice or are required by the Company to remain absent from work due to contact with a notifiable diseases, then that period of absence will not be taken into account when calculating your sickness allowance. Subject to the Company being notified and agreeing in advance, any such absence shall be with full salary less any State benefits which may be payable during such absence.

•	If you are sick whilst on Annual Leave and submit a medical certificate (not a self certificate) covering the relevant period, the period will be reckoned as sick leave.

•	If you are sick on a Public Holiday and submit a medical certificate (not a self certificate) covering the period, you will be entitled to equivalent time off within the current leave year at a mutually convenient time.

(i)	Holidays

You will be entitled to 33 days holiday with pay between 1 April and the next succeeding 31 March, the “holiday year”. You may not carry over holidays from one holiday year to the next. In addition you will be entitled to eight days’ holiday with pay in respect of Public Holidays to be taken as determined for your appointed location. On termination you will be entitled to receive pay in lieu of holidays which you have accrued but have not been taken during your final holiday year, or shall refund to the Employer payment in respect of any holidays taken in excess or your accrued entitlement.

(j)	Expenses

You will be reimbursed subsistence, travelling and other expenses necessarily incurred by you in the performance of your duties in accordance with rates determined by the Employer from time to time.

A number of the above provisions may be regarded as benefits in kind and therefore subject to tax and National Insurance and details will be provided by the Employer to the Inland Revenue at the end of each tax year.

7.	CONFIDENTIALITY

You will, both during the continuance of your employment with the Employer and also after the termination thereof, observe the utmost confidentiality in respect of all business information, secrets, secret processes, methods of manufacture, prices, accounts, dealings, transactions, affairs and other information of the employees and shall not without the prior written consent of the Employer disclose the same to any person otherwise than to a person to whom it is proper for you to make such disclosure in pursuance of your duties hereunder or save as may be ordered by a court of competent jurisdiction nor yourself use the same for any purpose otherwise than bona fide for the purposes and in the interests of the Employer.

On the termination of your employment or at the request of the Employer at any time during the course of your employment you shall surrender to the Employer all reports, manuals, files, accounts, documents or other material relating to and all notes and memoranda of any trade secrets or confidential information relating to the employer whether made or received by you during the course of your employment and all equipment and other property of the Employer received by you.

8.	COMPANY INFORMATION

You shall at all times promptly give to the Employer (in writing if so requested) all such information and explanations as they may require in connection with your employment hereunder or with the business of any member of the group.

9.	DISCIPLINE

During the continuance of your employment hereunder you will at all times observe and comply with the Disciplinary Rules and Code of Conduct of the Employer as amended from time to time, which specify the expected standards of behaviour of employees and give examples of misconduct which may warrant summary dismissal.

10.	NON-COMPETITION

You shall not for one year after the termination of this contract without the consent of the employer in writing:-

(a)	solicit or entice or endeavour to solicit or entice away from the Employer business with any person, firm or company with whom or with which you had contact and with whom or with which you dealt on behalf of the Employer at any time during the period of twelve months immediately prior to the end of your employment and which business was handled by the employer Group at any time during the last-mentioned period of twelve months, provided that nothing herein shall prevent you from soliciting any other business from any such person, firm or company, or,

(b)	solicit or entice or endeavour to solicit or entice any employee of the Employer to leave such employment where such employee was an employee of the Employer at any time during the six months prior to the termination of your employment, whether or not such person would commit any breach of his contract by reason of leaving the service of the Employer.

11.	INVENTIONS

(a)	During the subsistence of this contract you will promptly disclose to the Employer:-

(i)	All improvements, inventions and discoveries, whether the same shall be patentable or not, made by you (either alone or jointly with another) relating to the business of the Employer or which may be capable of being used or adapted for use therein or in connection therewith and any such shall be the absolute property of the Employer, and

(ii)	All applications for patent and all patents filed or granted disclosing inventions made by you in whole or in part during the provision of the services and whether made during or outside the ordinary course of your duties and whether or not relating to the business or affairs of the Employer.

(b)	Throughout the subsistence of this contract, if you shall at any time either alone or with any other person or persons make any improvements, invention or discovery, whether the same shall be patentable or not, or which would be taken to belong to the Employer by virtue of the provisions of Section 39 of the Patents Act 1977, you shall in relation thereto be a trustee for the Employer and will:-

(i)	Not without the written consent of the Employer apply for patent or similar protection either in the United Kingdom or any other part of the world in respect of any such improvement, invention or discovery.

(ii)	If and whenever required by the Employer, sign all such documents and do all such things as may be necessary or desirable for the purposes of obtaining patent or similar protection for any such improvement, invention or discovery in the United Kingdom or in any other part of the world and for vesting such patent or similar protection in the Employer absolutely as sole beneficial owner or as the Employer may direct.

(iii)	If and whenever required by the Employer, apply as nominee of the Employer or jointly with the Employer for patent or similar protection for any such improvement, invention or discovery in the United Kingdom or in any other part of the world and sign all such documents and do all such things as may be necessary or desirable for the purposes of obtaining patent or similar protection and vesting the same in the Employer absolutely as sole beneficial owner or as the Employer may direct.

(c)	Decisions as to the patenting and exploitation of any such improvement, invention or discovery as is referred to in sub-clause (b) above shall be at the sole discretion of the Employer.

(d)	You hereby irrevocably appoint the Employer to be your attorney or agent and in its name and on its behalf to execute, sign and do all such instruments or things and generally to use your name for the purpose of giving to the Employer (or its nominee) the full benefit of the provisions of this clause and with respect to any third party a certificate in writing signed by the Chief Executive of the Employer that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

(e)	The Employer will pay all expenses in connection with any application for a patent made by you as nominee for or jointly with the Employer pursuant to the provisions of this clause and will indemnify you in respect of all liabilities in connection with or arising from such applications for a patent when granted.

12.	COPYRIGHT AND REGISTERED DESIGNS

(a)	If during the subsistence of this contract you shall at any time either alone or in conjunction with any other person originate any design (whether registerable or not) or other work in which copyright may subsist you shall forthwith disclose the same to the Employer and shall (subject to sub-clause (b) below) in relation thereto be a trustee for the Employer.

(b)	You hereby assign to the Employer by way of future assignation of copyright the copyright and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works written, originated, conceived or made by you (except only those copyright works written, originated, conceived or made by you wholly outside your normal working hours hereunder and wholly unconnected with your work hereunder) during the subsistence of this contract.

(c)	Without prejudice to the provisions of the Registered Companies Act 1949 (as amended) it is agreed that for the purposes of the proviso to Section 2(i) of The Registered Designs Act 1949 the sums payable under Clause 7 hereof shall as between the parties hereto be treated as good consideration and the Employer shall be treated for the purpose of that Act as the proprietor of any design of which you may be the author in the circumstances described in sub-clause (a) above.

(d)	You agree and undertake that you will execute such deeds or documents and do all such acts and things as may be necessary or desirable to substantiate the rights of the Board in respect of the matters referred to in sub-clauses (b) and (c) above.

13.	GRIEVANCES

If you have any grievance in relation to your employment including any disciplinary measure taken against you, you will be entitled to make representations to the Chief Executive. If the matter is not resolved by these means you have a right to make further representations to the Chairman.

14.	ENTIRE AGREEMENTS

By your acceptance hereof you acknowledge that there are no agreements or arrangements, whether written, oral or implied, between the Employer, other than those expressly set out in this contract, and that you are not entering into this Agreement in reliance on any representation not expressly set out herein and that this contract supersedes all previous agreements relating to your employment with the Employer.

SIGNATURE
On behalf of British Energy plc

Date

I have read the foregoing Contract of Employment and wish to accept the appointment with the Employer on the terms and conditions set out or referred to therein.

SIGNATURE

Date